Conditions

The closing of the Transactions is subject to the Company's re-organization which includes among other things, the effectiveness of the shareholder approval of the Reverse Stock Split, the Reincorporation and the Transactions, delivery of certain certificates and opinions and other customary conditions.

The Company expects to file the Certificate of Amendment to effect the reverse Stock Split and to reincorporate from Florida to Maryland immediately prior to the consummation of the Transactions.

Termination

The Purchase Agreement may be terminated by the mutual written consent of the Company and each Partnership if the Closing has not occurred by February 27, 2015 (other than by any party whose failure to comply with its obligations under the Purchase Agreement caused or resulted in the failure of such Closing to occur by such time). The Purchase Agreement may also be terminated by the Partnerships at their discretion, at any time prior to February 27, 2015.

Accounting Treatment

The Transactions will be accounted for as an acquisition of Newco by CPPI in accordance with the acquisition method of accounting as detailed in ASC 805-10 (previously SFAS No. 141(R)), Business Combinations. The acquisition method of accounting requires an acquirer to recognize the assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree based on their fair values as of the date of acquisition.

Consequences of the Transaction

Changes in Ownership

As of the date of this Proxy Statement, our President and Chief Executive Officer and largest shareholder, Charles J. Newman, beneficially owns approximately 34.15% of the outstanding shares of stock. Upon closing of the Transaction, we may issue up to 119,433,962 shares of Newco's common stock to the Partnerships which will reduce Mr. Newman's pre-acquisition beneficial ownership to 1.5% of the outstanding shares of Newco's common stock. Upon consummation of the Transaction, the Partnerships will own at least 95% of the outstanding shares of Newco's common stock. As a result, Mr. Newman will cease to be the largest shareholder of the Company and the Partnerships, in the aggregate, will beneficially own 96.2% of the outstanding shares of Newco's common stock, which would constitute a change of control of the Company.

As a result, the Partnerships may exercise control over Newco as the Partnerships will possess the power to direct our management and affairs by casting their votes to elect members of Newco's board of directors.

UNAUDITED PRO FORMA BALANCE SHEET

		As of September 30, 2014 (Unaudited)		
ASSETS		Actual	Adjustments	As Adjusted for Transactions
Investments:				
Control Investments at fair value (cost of $0 and $19,383,260, respectively) (See Note 1)	$	-	$ 19,383,260(A)	$ 19,383,260
Affiliate Investments at fair value (cost of $0 and $6,433,953, respectively) (See Note 2)		-	6,433,953(A)	6,433,953
Non-Control/Non-Affiliate Investments at fair value (cost of $56,349 and $27,796,678, respectively)		803,413	27,740,329(A)	28,543,742
Non-Control/Non-Affiliate Investments at fair value pledged to secure note payable - officer		-	-(A)	-
Total Investments		803,413	53,557,542	54,360,955
Cash and cash equivalents		61,911	-(A)	61,911
Total Assets	$	865,324	$ 53,557,542	$ 54,422,866
LIABILITIES and NET ASSETS				
Accounts payable and accrued liabilities	$	3,902	$ -	$ 3,902
Accounts payable - related party		12,690	-	12,690
Note payable - officer		-	-	-
Accrued interest - notes payable - officer		-	-	-
Dividends payable		600	-	600
Total Liabilities		17,192	-	17,192
NET ASSETS				
Preferred stock, no par value (See Note 3)				
Series A - Authorized 50,000 shares, none issued or outstanding		-	-	-
Series B - Authorized 500,000 shares, 100,000 issued and outstanding at September 30, 2014		500	(500)	-
Common Stock, par value $0.001,				
Class A - 50,000,000 shares authorized; 3,633,067 shares issued and outstanding at September 30, 2014 (Note 4.5)		3,633	103,126	106,759
Additional paid-in capital		8,373,060	53,454,916	61,827,976
Losses and distributions in excess of earnings		(8,276,125)	-	(8,276,125)
Cumulative Unrealized appreciation on investments		747,064	-	747,064
Total net assets		848,132	53,557,542	54,405,674
TOTAL LIABILITIES AND NET ASSETS	$	865,324	53,557,542	$ 54,422,866
Net asset value per outstanding share of common stock	$	0.233		$ 0.510

(A) Assets transferred to buyer as part of asset purchase agreement.

Note 1: "Control Investments" are investments in those companies that are "Control Investments" of the Company, as defined in the Investment Company Act of 1940. A company is deemed to be a "Control Investment" of Regal One Corporation if Regal One Corporation owns more than 25% of the voting securities of such company. This would include on a pro forma basis investments in Integrated Medical Partners, LLC, Rockfish Holdings, LLC & Advantis Healthcare Solutions, Inc.

Note 2: "Affiliate Investments" are investments in those companies that are "Affiliated Companies" of the Company, as defined in the Investment Company Act of 1940, which are not "Control Investments." A company is deemed to be an "Affiliate" of Regal One Corporation if Regal One Corporation owns 5% of more, but less than 25%, of the voting securities of such company.

Note 3: All outstanding shares of Preferred Stock of Regal One Corporation will be converted into 3,183,467 shares of Common Stock of Newco.

Note 4: The 3,633,067 shares of Common Stock of Regal One Corporation will be split 1:2 resulting in 1,816,534 shares of Common Stock of Regal One Corporation prior to the conversion of the Preferred Stock referenced in Note 3 above and 5,000,000 shares of Common Stock of Regal One Corporation after taking into effect the aforementioned reverse split and preferred share conversion.

Note 5: In addition to the 5,000,000 shares of Common Stock of Regal One Corporation resulting from the reverse split (See Note 4) and the preferred share conversion (See Note 3), Regal One Corporation will issue an additional 101,759,330 shares of Common Stock in exchange for $53,557,542 pursuant to the terms of the Purchase Agreement.

UNAUDITED PRO FORMA INCOME STATEMENT

	Nine Months Ended September 30, 2014 (Unaudited)		
	Actual	Adjustments	As Adjusted for Transactions
Investment Income:	$ -	$ 4,193,605 [(A)]	$ 4,193,605
Operating Expenses:			
Management fees	-	791,784 [(B)]	791,784
Professional Services	64,730	352,667 [(C)]	417,397
Accounting fees - related party	52,225	-	52,225
Consulting fees	75,000	-	75,000
Legal Settlement	-	525,000 [(D)]	525,000
Interest expense	250	16,165 [(B)]	16,415
Other selling, general and administrative expenses	17,771	15,537 [(B)]	33,308
Total operating expenses	209,976	1,701,153	1,911,129
Net investment gain (loss) before tax	(209,976)	2,492,452	2,282,476
Income tax benefit	981	-	981
Net investment gain (loss) after taxes	(208,995)	2,492,452	2,283,457
Realized and unrealized gain (loss) on investments:			
Net realized gain on portfolio investments	349,657	9,520	359,177
Net change in unrealized appreciation (depreciation) on portfolio investments	(229,822)	-	(229,822)
Net unrealized appreciation (depreciation) in warrant investment	(88,200)	-	(88,200)
Net realized and unrealized gain (loss) on investments	31,635	9,520	41,155
Net increase (decrease) in net assets resulting from operations	$ (177,360)	$ 2,501,972	$ 2,324,612
Per share information:			
Weighted average common shares outstanding			
Basic	3,633,067	103,126,263	106,759,330
Diluted	13,633,067 [(E)]	93,126,263	106,759,330
Net increase (decrease) in net assets resulting from operations per share:			
Basic	$ (0.049)	$ 0.071	$ 0.022
Diluted	(0.013) [(E)]	$ 0.035	0.022

[(A)]   Approximate additional investment income due to acquisition of portfolio investments pursuant to asset purchase agreement.

[(B)]   Estimated additional operating expenses due to asset purchase agreement.

[(C)]   Reflects fees for professional services to the Partnerships for audit and tax preparation, valuation services, consulting services, registered agent services and legal fees.

[(D)]   Reflects costs related to settlement of litigation by the Partnerships.

[(E)]   Preferred Stock convertible at 100 for 1 are not included in diluted calculation for the nine month periods ended September 30, 2014 loss due to it being anti-dilutive.

UNAUDITED PRO FORMA INCOME STATEMENT

	Year Ended December 31, 2013 (Unaudited)		
	Actual	Adjustments	As Adjusted for Transactions
Investment Income:	$ -	$ 8,673,952[(A)]	$ 8,673,952
Operating Expenses:			
Management fees	-	1,258,216[(B)]	1,258,216
Professional Services	22,400	673,277[(C)]	695,677
Accounting fees - related party	56,400	-	56,400
Consulting fees	-	-	-
Bad debt Expense	-	527,141[(D)]	527,141
Interest expense	2,736	4,953[(B)]	7,689
Other selling, general and administrative expenses	30,255	12,623[(B)]	42,878
Total operating expenses	111,791	2,476,210	2,588,001
Net investment gain (loss) before tax	(111,791)	6,197,742	6,085,951
Income tax benefit	-	-	-
Net investment gain (loss) after taxes	(111,791)	6,197,742	6,085,951
Realized and unrealized gain (loss) on investments:			
Net realized gain on portfolio investments	115,054	98,365	213,419
Net change in unrealized appreciation (depreciation) on portfolio investments	310,528	(13,303,685)	(13,614,213)
Net unrealized appreciation in warrant investment	394,200	-	394,200
Net realized and unrealized gain (loss) on investments	819,782	(12,186,812)	(13,006,594)
Net increase (decrease) in net assets resulting from operations	$ 707,991	$ (6,212,652)	$ (6,920,643)
Per share information:			
Weighted average common shares outstanding			
Basic	3,633,067	103,126,263	106,759,330
Diluted	13,633,067[(E)]	93,126,263	106,759,330
Net increase (decrease) in net assets resulting from operations per share:			
Basic	$ 0.195	$ (0.260)	$ (0.065)
Diluted	0.052[(E)]	(0.117)	(0.065)

[(A)] Approximate additional investment income due to acquisition of portfolio investments pursuant to asset purchase agreement.

[(B)] Estimated additional operating expenses due to asset purchase agreement.

[(C)] Reflects fees for professional services to the Partnerships for audit and tax preparation, valuation services, consulting services, registered agent services and legal fees.

[(D)] Reflects interest accrued and charged to bad debt expense which was attributable to one portfolio investment of CPPI that ceased operations.

[(E)] Includes Preferred Stock convertible at 100 for 1.

Name	Industry	Type of Investment	Interest Rate	Maturity	Principal(1) Amount	Purchase Price(2)
Performance Alloys, Inc. 6626 Gulf Freeway Houston, TX 77087	Nickel Pipe, Fittings & Flanges	Second Lien	14.0% (10.0% Cash + 4.0% PIK)	03/31/2017	$ 11,450,380	$11,450,380
Integrated Medical Partners, LLC 105 N. Water Street Milwaukee, WI 53202	Medical Business Services	Membership Interest				$4,376,524
Advantis Healthcare Solutions, Inc. One Riverway, Suite 2020 Houston, TX 77056	Healthcare Staffing	Second Lien Common Stock	12.5% (12.5% Cash)	5/31/2018	$5,250,000	$6,431,722 $372,811
Action Resources, Inc. 40 County Road 517 Hanceville, AL 35077	Specialty Transportation	Second Lien Warrants for Common Stock	13.0%	6/10/2016	$11,350,037	$11,350,037 $2,328,896
Great Value Storage, LLC 1122 S. Capital of Texas Highway, Suite 300 Austin, TX 78746	Storage Company Property Management	First Lien	14.0% (12.0% Cash + 2.0% PIK)	12/31/2017	$2,611,016	$2,611,016
Rockfish Seafood Grill, Inc. 801 E. Campbell Rd., Suite 300 Richardson, TX 77087	Casual Dining	First Lien	13.0% (13.0% Cash)	7/28/2016	$5,950,000	$7,117,111
Rockfish Holdings, LLC 801 E. Campbell Rd., Suite 300 Richardson, TX 77087	Membership Interest	N/A	N/A	N/A	N/A	$1,085,092
Spencer Enterprises Holdings, LLC 425 South Lemon Avenue City of Industry, CA 91789	Membership Interest	N/A	N/A	N/A	N/A	$6,433,953
Total Investments						$53,557,542

(1)   Principal amount includes the amount of PIK interest.

(2)   Indicates fair value as determined in good faith by our board of directors. Except for Advantis Healthcare Solutions and Rockfish Seafood Grill, none of the portfolio companies has (a) been in payment default, (b) extended the original maturity of its loan, (c) converted from cash pay interest to PIK interest or (d) otherwise entered into a material amendment to its loan agreement related to deteriorating financial performance.

Set forth below is a brief description of each portfolio company in which we have made an investment:

Performance Alloys, Inc. is a specialty distributor of nickel pipe, fittings and flanges to the chemical processing industry.

Integrated Medical Partners is a fully integrated supplier of medical business services.

Advantis Healthcare Solutions, is a full service staffing agency.

Actions Resources, Inc. provides transportation services for specialty chemicals as well as hazardous and non-hazardous waste throughout the United States and Canada. Additionally, Action Resources provides environmental remediation services primarily in the southern United States.

Great Value Storage, LLC is a third-party property management company for self-storage facilities.

Rockfish Seafood Grill is a casual dining restaurant chain.

Spencer Enterprises Holdings, LLC is a home furnishings designer and manufacturer focused on pillows and window treatments.

Custodian, Transfer and Dividend Paying Agent and Registrar

Our securities will be held by American Stock Transfer & Trust Company, LLC ("AST") pursuant to a custody agreement. AST will also serve as our transfer agent, distribution paying agent and registrar. The principal business address of AST is 6201 15th Avenue, Brooklyn, New York, 11219.

Brokerage Allocation and Other Practices

Following the closing of the Transactions, we will acquire and dispose of many of our investments in privately negotiated transactions. Many of the transactions that we engage in will not require the use of brokers or the payment of brokerage commissions. Subject to policies established by Newco's board of directors, Princeton Advisors will be primarily responsible for selecting brokers and dealers to execute transactions with respect to the publicly traded securities portion of our portfolio transactions and the allocation of brokerage commissions. Princeton Advisors does not expect to execute transactions through any particular broker or dealer but will seek to obtain the best net results for us under the circumstances, taking into account such factors as price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution and operational facilities of the firm and the firm's risk and skill in positioning blocks of securities. Princeton Advisors generally will seek reasonably competitive trade execution costs but will not necessarily pay the lowest spread or commission available. Subject to applicable legal requirements and consistent with Section 28(e) of the Exchange Act, Princeton Advisors may select a broker based upon brokerage or research services provided to Princeton Advisors and us and any other clients. In return for such services, we may pay a higher commission than other brokers would charge if Princeton Advisors determines in good faith that such commission is reasonable in relation to the services provided.